

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

Re: PTC Therapeutics, Inc.
From 10-Q for the quarterly period ended September 30, 2019
Exhibit 10.5 - Lease Agreement dated as of August 3, 2019, by and between Bristol-Myers Squibb Company and PTC Therapeutics, Inc.
Filed October 30, 2019
File No. 001-35969

Form 8-K
Exhibit No. 2.1 - Asset Purchase Agreement by and between PTC Therapeutics, Inc. and BioElectron, dated October 1, 2019
Filed October 30, 2019
File No. 001-35969

Dear Ms. Hill:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance